October 23, 2018

VIA EDGAR

Elisabeth Bentzinger

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AdvisorOne Funds, File Nos. 333-20635 and 811-08037

Dear Ms. Bentzinger:

On August 17, 2018, AdvisorOne Funds (the “Registrant”), on behalf of its series, CLS Global Diversified Equity Fund, CLS Growth and Income Fund, CLS International Equity Fund, CLS Flexible Income Fund, CLS Global Aggressive Equity Fund and CLS Shelter Fund (the “Funds”), filed post-effective amendment no. 116 to the Registrant’s registration statement (the “Amendment”) with the Securities and Exchange Commission (“SEC”) for the purpose of adding Class T shares to the Funds (the “Class”). In a telephone conversation with Christopher D. Carlson on October 3, 2018, you provided comments on the prospectus and statement of additional information (“SAI”) included in the Amendment. Please find below a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms not defined herein have the meaning ascribed to them in the prospectus and SAI.

Prospectus:

General Comment

Comment 1. To the extent a comment given on a section applicable to a specific Fund applies to disclosures for other Funds, revise the prospectus accordingly to make the change consistently across Funds.

Response. Where the Registrant has accepted the Staff’s comment for a specific Fund, it will apply the same changes to the other Funds’ disclosures to the extent applicable.

All Funds’ Summary Sections

Comment 2. Once available, please update the Funds’ series and class identifiers on EDGAR to include the applicable ticker symbols for the Class.

Response. The Registrant has updated the Funds’ series and class identifiers on EDGAR to include the applicable ticker symbols for the Class.

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Comment 3. In footnote (2) to the Funds’ fee tables, please revise the footnote to add the following at the end of the sentence that begins “Any waiver may be recouped by CLS from the Fund within three years…”:

so long as such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund’s expense cap in place at the time such expenses were waived, and (ii) the Fund’s current expense cap at the time of recoupment.

Response. The requested revision has been made.

Comment 4. In the lead-in paragraph to the Funds’ expense example, revise the second sentence to read as follows (adding the underlined portion shown):

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your shares at the end of those periods.

Response. The requested revision has been made.

Comment 5. In the same paragraph, add the following as the penultimate sentence:

The Example only accounts for the Fund’s expense limitation in place through its expiration period, October 31, 2019, and then depicts the Fund’s total annual expenses thereafter.

Response. The requested revision has been made.

CLS Global Diversified Equity Fund Summary Section

Comment 6. If the Fund invests in contingent convertible securities, add appropriate risks specific to these investments in the Fund’s principal investment risks section.

Response. The Fund does not invest in contingent convertible securities.

Comment 7. With respect to the Fund’s 80% policy, disclose that derivatives will be valued on a mark-to-market basis to the extent that they count towards the policy.

Response. The second bullet point in the first paragraph under “Principal Investment Strategies of the Fund” has been revised in its entirety to read as follows (underlined portion added):

Investing under normal market conditions, at least 80% of the Fund’s assets (defined as net assets plus the amount of any borrowing for investment purposes) in equity securities. This is achieved by investing directly in equities or indirectly by investing in Underlying Funds. Any investment in derivatives will be valued on a mark-to-market basis to the extent that they count towards this policy.

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Comment 8. With respect to the Fund’s 40% investment policy to invest in non-U.S. securities, revise the disclosure to state the criteria that CLS uses to determine whether an issuer is a non-U.S. issuer (e.g., if the issuer has its principal place of business outside of the U.S. or derives 50% of its revenues outside of the U.S.).

Response. The third paragraph on page 2 has been modified as shown below:

For purposes of the Fund’s 80% and 40% policies discussed above, the Fund will “look through” investments in Underlying Funds and will include such investments in their respective percentage totals where the identity of the underlying portfolio securities can be reasonably determined. For purposes of the Fund’s 40% policy, to determine whether an issuer is a non-U.S. issuer, (i) CLS utilizes Morningstar’s regional classification with respect to Underlying Funds, and (ii) country assignments for individual positions within Underlying Funds are assigned by Morningstar based on the primary exchange where each stock is traded.

Comment 9. With respect to the disclosure in the Fund’s principal investment strategies section, first full paragraph, which states that the Fund invests in “multiple asset classes,” clarify what this means in light of the Fund’s 80% policy to invest in equity securities.

Response. The first sentence of the second paragraph under “Principal Investment Strategies of the Fund” has been deleted and replaced with the following disclosure:

While the Fund primarily invests in equity securities, because the Fund may also invest the balance of its portfolio across other asset classes and is invested to maintain a relatively consistent level of risk, the Fund’s risk budget benchmark is included to provide a better performance comparison than a broad-based, single asset class benchmark.

Comment 10. Revise the sentence in the lead-in paragraph to the Fund’s principal risks section “The Fund is not federally insured or guaranteed by any government agency” to be consistent with Item 2(c)(1)(iii) of Form N-1A, if the Fund is sold through banks.

Response. The Funds are not sold through banks.

Comment 11. With respect to risks of Underlying Funds, expand the disclosure to include risks specific to ETFs (e.g., ETFs may trade at a premium or discount to market value or there may not be an active trading market for the ETFs).

Response. The following disclosure has been added to the paragraph describing risks of Underlying Funds:

ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount to or a premium above net asset value if there is a limited market in such shares. ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Fund. Because the value of ETF shares depends on the demand in the

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market, CLS may not be able to liquidate the Fund’s holdings at the most optimal time, adversely affecting performance.

Comment 12. In the lead-in paragraph to the Fund’s performance table, if Class T is more expensive than Class N shares, disclose that because Class T has higher expenses, the performance shown would have been lower.

Response. Because Class T is less expensive than Class N shares of the Fund, the Registrant respectfully declines to make any changes in response to this comment.

Comment 13. In the most recent year-to-date performance information quoted under the performance chart, update the disclosure to include September 30, 2018 information rather than June 30, 2018 information.

Response. The requested revision has been made.

Comment 14. Correct the reference to footnote (1) in the line item “return after taxes on distributions and sale of Fund shares” in the average annual total returns table to be a reference to footnote (2).

Response. The requested revision has been made.

Comment 15. Revise footnote (4) in the average annual total returns table to explain what “Modern Index Strategy” means.

Response. Footnote (4) has been revised to read as follows:

(4) The MSCI ACWI Index ~~represents the Modern Index Strategy and~~ captures all sources of equity returns in 23 developed and 24 emerging markets. The MSCI ACWI Index is being added to replace the Russell 3000® Index as the Fund’s primary broad-based index because the MSCI ACWI Index is a better benchmark for the Fund’s performance as it more representative of the global investment methodology of the Fund’s equity portfolio.

CLS Growth and Income Fund Summary Section

Comment 16. With respect to the sentence “CLS selects bond funds and bonds based on an analysis of credit qualities, maturities, and coupon or dividend rates” in the last paragraph of the Fund’s principal investment strategies section, please provide more detail on the specific criteria used by CLS relating to credit qualities, maturities, and coupon or dividend rates in selecting bond funds or bonds.

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Response. The following disclosure is added directly after the sentence cited:

When selecting bond funds and bonds for investment, CLS considers economic outlook, current and expected interest rates, and perceived value in positioning fixed income. Credit quality analysis is generally based on economic outlook, maturities are based on CLS’s outlook for interest rates, and coupon or dividend rate analysis is based on perceived value.

Comment 17. With respect to the reference to “junk bonds” in the debt securities risk factor, if investment in these securities is a principal investment strategy of the Fund, add disclosure to the strategy section and add a separate risk factor for this type of security.

Response. The disclosure adjacent to the second bullet point under “Principal Investment Strategies of the Fund” has been modified as shown below:

Although the Fund’s allocation may vary over time, the Fund typically invests approximately 50% of its total assets to equity securities (with the allowable range set at approximately 30-70%) and approximately 50% of its total assets to fixed income securities, including securities with lower debt ratings (“junk bonds”) (with the allowable range set at approximately 30-70%), including cash and cash equivalents.

The following disclosure has been added to the list of risk factors in the summary prospectus:

Junk Bond Risk: Lower-quality bonds, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds. The lack of a liquid market for these bonds could decrease the Fund’s share price.

The following disclosure has been added to the list of risk factors in the statutory prospectus:

Junk Bond Risk: Lower-quality bonds, known as “high yield” or “junk” bonds, present a significant risk for loss of principal and interest. These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal (credit quality risk). If that happens, the value of the bond may decrease, and the Fund’s share price may decrease and its income distribution may be reduced. An economic downturn or period of rising interest rates (interest rate risk) could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds (liquidity risk).

CLS International Equity Fund Summary Section

Comment 18. With respect to the Fund’s 80% investment policy to invest in non-U.S. securities, revise the disclosure to state the criteria that the CLS uses to determine whether an issuer is a non-U.S. issuer (e.g., if the issuer has its principal place of business outside of the U.S. or derives 50% of its revenues outside of the U.S.).

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Response. The last paragraph of under “Principal Investment Strategies of the Fund” has been modified to read as follows:

For purposes of the Fund’s 80% policy discussed above, the Fund will “look through” investments in Underlying Funds and will include such investments in their respective percentage totals where the identity of the underlying portfolio securities can be reasonably determined. In addition, for purposes of that policy, to determine whether an issuer is a non-U.S. issuer, (i) CLS utilizes Morningstar’s regional classification with respect to Underlying Funds, and (ii) country assignments for individual positions within Underlying Funds are assigned by Morningstar based on the primary exchange where each stock is traded.

Comment 19. If the Fund’s strategy involves frequent trading, in light of the risk factor on portfolio turnover, revise the Fund’s principal investment strategies to reflect this component.

Response. The following disclosure has been added to the end of the section entitled “Principal Investment Strategies of the Fund”:

CLS utilizes “factor-based analysis” to actively manage risk within the Fund. CLS uses fundamental and technical analysis of the following factors to evaluate the securities held by the Underlying Funds: size (based on market capitalization), value (based on characteristics such as price-to-book ratio), momentum (based on price performance), volatility (based on price volatility), and quality (based on financial strength and profitability). The execution of the strategy for the Fund may involve frequent trading.

Comment 20. Per instruction 7 to Item 4 of Form N-1A, if the Fund engages in active and frequent trading as a principal investment strategy, explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, the Fund’s portfolio turnover may affect the Fund’s performance.

Response. The risk factor entitled “Portfolio Turnover Risk” has been modified as shown below:

Portfolio Turnover Risk: The risk that a high portfolio turnover rate has the potential to result in the realization by the Fund and distribution to shareholders of a greater amount of gains than if the Fund had a low portfolio turnover rate, which may lead to a higher tax liability (and indirectly and adversely affect Fund performance). In addition, higher turnover rates mean increased fund expenses, which can reduce the Fund’s overall performance.

Comment 21. Replace the first sentence in the lead-in paragraph to the Fund’s performance chart with the following (underlined portion added):

The following bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the performance of Class N Shares of the Fund from year to year and by showing how the Fund’s average annual returns for one year, five years, ten years and over the life of the Fund compared with those of a broad measure of market performance.

Response. The requested revision has been made.

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Comment 22. In that same sentence and in average annual total returns table, consider omitting the performance for the life of the Fund.

Response. Registrant has deleted the column showing performance for the life of the Fund.

CLS Flexible Income Fund Summary Section

Comment 23. Reconcile or explain the references in the first and third bullet points in the Fund’s principal investment strategies which state, respectively, that the Fund “invests primarily in Underlying Funds that invest in investment grade fixed income securities” and that the Fund may “invest up to 33% of the Fund’s total assets in Underlying Funds that invest in debt and equity securities of foreign issuers.”

Response. Registrant does not believe that additional explanation is required. The Fund may invest primarily (i.e., over 50% of its total assets) in Underlying Funds that invest in investment grade fixed income securities, and invest up to 33% of its portfolio in Underlying Funds that invest in debt and equity securities of foreign issuers. Even if the categories of investments represented by each bullet point were mutually exclusive, the Fund still can invest in compliance with the limits described. Note that the 33% figure is a cap on, rather than a target for, the level of investment in Underlying Funds that invest in debt and equity securities of foreign issuers.

Comment 24. Clarify the Fund’s principal investment strategies to disclose whether the Fund may invest in securities that are unrated or in default.

Response. The following disclosure has been added after the second full paragraph under “Principal Investment Strategies of the Fund”:

The Fund does not invest in securities that are unrated or in default.

Comment 25. With respect to the reference in the Fund’s principal investment strategies to mortgage-backed securities (“MBS”) and asset-backed securities (“ABS”), revise the disclosure to clarify the following: (i) how much of the Fund’s assets may be invested in such securities; (ii) the type of MBS and ABS in which the Fund may invest (e.g., collateralized loan obligations, collateralized debt obligations, residential MBS (agency or non-agency) or commercial MBS); and (iii) how the securities are rated. Also add appropriate risk disclosure.

Response. Because the Fund does not invest in MBS and ABS as a principal strategy, the second full paragraph under “Principal Investment Strategies of the Fund” has been modified as shown below and additional disclosure related to MBS and ABS has been deleted:

Fixed income securities primarily include:

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• securities issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises (“U.S. Government Securities”);

• corporate debt securities of small and medium capitalization U.S. and non-U.S. issuers, including convertible securities and corporate commercial paper;

~~• mortgage-backed and other asset-backed securities;~~

• debt securities issued by states or local governments and their agencies, authorities and other government-sponsored enterprises; and

• obligations of non-U.S. governments or their subdivisions, agencies and government-sponsored enterprises, international agencies or supranational entities.

In addition, the following language has been added to the SAI directly after the paragraph entitled “MATURITY OF DEBT SECURITIES”:

MORTGAGE AND ASSET-BACKED SECURITIES. Mortgage-backed securities (“MBS”) are securities created from the pooling of mortgages. Asset-backed securities (“ABS”) are securities created from the pooling of non-mortgage assets, and are usually backed by debt such as credit card receivables, student loans and auto loans. The default rate on underlying mortgage loans or asset-backed loans may be higher than anticipated, potentially reducing payments to a Fund via investment funds. Default rates are sensitive to overall economic conditions such as unemployment, wage levels and economic growth rates. MBS are susceptible to maturity risk because issuers of securities held by an investment fund are able to prepay principal due on these securities, particularly during periods of declining interest rates.

ABS and MBS have yield and maturity characteristics corresponding to underlying assets. Unlike traditional debt securities, which may pay a fixed rate of interest until maturity when the entire principal amount comes due, payments on certain ABS and MBS include both interest and a partial payment of principal. Besides the scheduled repayment of principal, payments of principal may result from voluntary prepayment, refinancing, or, in the case of mortgage-backed securities foreclosure of the underlying mortgage loans. For example, when interest rates fall, principal will generally be paid off faster, since many homeowners will refinance their mortgages.

In addition, MBS and ABS are subject to liquidity risk, meaning that these investments could be difficult to purchase or sell, possibly preventing a Fund from selling such securities at an advantageous time or price, or possibly requiring a Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Moreover, liquidity risk can change over time in response to changing market conditions.

Comment 26. With respect to the disclosure in the Fund’s principal investment strategies section, first full paragraph, which states that the Fund invests in “multiple asset classes,” clarify what this means in light of the Fund’s strategy to invest primarily in ETFs and funds that invest in fixed income securities.

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Response. The first sentence of the fourth paragraph under “Principal Investment Strategies of the Fund” is deleted and replaced with the following disclosure:

While the Fund primarily invests in ETFs and Underlying Funds that invest in fixed income securities, because the Fund may also invest the balance of its portfolio across other asset classes and is invested to maintain a relatively consistent level of risk, the Fund’s risk budget benchmark is included to provide a better performance comparison than a broad-based, single asset class benchmark.

Comment 27. Clarify or reconcile the disclosure in the Fund’s principal investment strategies that states, in the second paragraph, that “[f]ixed income securities primarily include… corporate debt securities of small and medium capitalization U.S. and non-U.S. issuers” with the disclosure that states, in the second to last paragraph “[c]orporate debt may be issued by companies of any capitalization.”

Response. The disclosure adjacent to the second bullet point under the second paragraph under “Principal Investment Strategies of the Fund” has been modified to read as follows:

• corporate debt securities of ~~small and medium capitalization~~ U.S. and non-U.S. issuers, including convertible securities and corporate commercial paper;

Comment 28. With respect to the risk factors for MBS and ABS, expand the risk disclosures to address liquidity risk and the fact that liquidity risk may change over time.

Response. Consistent with the response to Comment 25, the risk factors for MBS and ABS have been deleted.

Comment 29. Replace the first sentence in the lead-in paragraph to the Fund’s performance chart with the following (underlined portion added):

The following bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the performance of Class N Shares of the Fund from year to year and by showing how the Fund’s average annual returns for one year, five years and over the life of the Fund compared with those of a broad measure of market performance as well as a customized risk budget benchmark.

Response. The requested revision has been made.

CLS Global Aggressive Equity Fund Summary Section

Comment 30. With respect to the Fund’s 40% investment policy to invest in non-U.S. securities, revise the disclosure to state the criteria that CLS uses to determine whether an issuer is a non-U.S. issuer (e.g., if the issuer has its principal place of business outside of the U.S. or derives 50% of its revenues outside of the U.S.).

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Response. The last paragraph under “Principal Investment Strategies of the Fund” has been modified as shown below:

For purposes of the Fund’s 80% and 40% policies discussed above, the Fund will “look through” investments in Underlying Funds and will include such investments in their respective percentage totals where the identity of the underlying portfolio securities can be reasonably determined. For purposes of the Fund’s 40% policy, to determine whether an issuer is a non-U.S. issuer, (i) CLS utilizes Morningstar’s regional classification with respect to Underlying Funds, and (ii) country assignments for individual positions within Underlying Funds are assigned by Morningstar based on the primary exchange where each stock is traded.

Comment 31. With respect to the Fund’s principal investment strategy to use “long and covered call options and long futures on… fixed income, and commodity ETFs,” add appropriate risk disclosures.

Response. The following language has been added to “Derivatives Risk”:

•	Call Option Risk: There are risks associated with the sale and purchase of call options. As the seller (writer) of a call option, the Fund will tend to lose money if the value of the reference index or security rises above the strike price. As the buyer of a call option, the Fund risks losing the entire premium invested in the option if the Fund does not exercise the option.

•	Futures Risk: The Fund’s use of futures involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) leverage risk (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the futures contract may not correlate perfectly with the underlying index.

Comment 32. With respect to the disclosure in the Fund’s principal investment strategies section, second to last paragraph, which states that the Fund invests in “multiple asset classes,” clarify what this means in light of the Fund’s 80% policy to invest in equity securities.

Response. The third sentence of the fourth paragraph under “Principal Investment Strategies of the Fund” has been deleted and replaced with the following disclosure:

While the Fund primarily invests in equity securities, because the Fund may also invest the balance of its portfolio across other asset classes and is invested to maintain a relatively consistent level of risk, the Fund’s risk budget benchmark is included to provide a better performance comparison than a broad-based, single asset class benchmark.

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Comment 33. Replace the first sentence in the lead-in paragraph to the Fund’s performance chart with the following (underlined portion added):

The following bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the performance of Class N Shares of the Fund from year to year and by showing how the Fund’s average annual returns for one year, five years and over the life of the Fund compared with those of a broad measure of market performance, as well as a customized risk budget benchmark.

Response. The requested revision has been made.

CLS Shelter Fund Summary Section

Comment 34. In light of the Fund’s strategy to invest in “low and minimum volatility” investments, explain the concept of volatility and expand the risk disclosures to describe the risks of such a strategy (e.g., low volatility strategies may not protect against market declines and limit participation in market gains).

Response. The following disclosure has been added after the third sentence of the first paragraph under “Principal Investment Strategies of the Fund”:

Low and minimum volatility investments are ones that tend not to appreciate or depreciate significantly over short periods of time.

In addition, the following disclosure has been added after “Government Securities Risk”:

Low Volatility Risk: The Fund invests in low and minimum volatility equity securities. Such securities tend not to appreciate or depreciate significantly over short periods of time. However, such securities may not necessarily protect against significant market declines and they may limit participation in significant market gains.

Comment 35. Per instruction 7 to Item 4 of Form N-1A, if the Fund engages in active and frequent trading as a principal investment strategy, explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, the Fund’s portfolio turnover may affect the Fund’s performance.

Response. The risk factor entitled “Portfolio Turnover Risk” has been modified as shown below:

Portfolio Turnover Risk: The risk that a high portfolio turnover rate has the potential to result in the realization by the Fund and distribution to shareholders of a greater amount of gains than if the Fund had a low portfolio turnover rate, which may lead to a higher tax liability (and indirectly and adversely affect Fund performance). In addition, higher turnover rates mean increased fund expenses, which can reduce the Fund’s overall performance.

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Comment 36. Replace the first sentence in the lead-in paragraph to the Fund’s performance chart with the following (underlined portion added):

The following bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the performance of Class N Shares of the Fund from year to year and by showing how the Fund’s average annual returns for one year, five years and over the life of the Fund compared with those of a broad measure of market performance.

Response. The requested revision has been made.

Additional Information About Principal Investment Strategies And Related Risks Section

Comment 37. In this section, make conforming changes in response to prior comments in the summary sections of the prospectus.

Response. Where the Registrant has accepted the Staff’s comment in the summary section of the prospectus, it will apply the same changes this section where applicable.

Comment 38. The principal risk factor for “Derivatives Risk” on page 34 of the prospectus should address the risks of using long and covered call options and long futures on equity, fixed income, and commodity ETFs, which are disclosed as principal investment strategies for certain Funds.

Response. The bullet point under “Derivatives Risk” labeled “Risk of Options” has been deleted and replaced in its entirety with the following:

Risk of Option Premiums: Because option premiums paid or received by the Fund are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities.

Call Options Risk: Call options involve risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include risk of mispricing or improper valuation and the risk that changes in the value of the call option may not correlate perfectly with the underlying asset, rate or index. As the seller (writer) of a call option, the Fund will tend to lose money if the value of the reference index or security rises above the strike price. As the buyer of a call option, the Fund risks losing the entire premium invested in the option if the Fund does not exercise the option.

Futures Risk: The Fund’s use of futures involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) leverage risk (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the futures contract may not correlate perfectly with the underlying index. Investments in futures involve leverage,

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which means a small percentage of assets invested in futures can have a disproportionately large impact on the Fund. This risk could cause the Fund to lose more than the principal amount invested. Futures contracts may become mispriced or improperly valued when compared to the adviser’s expectation and may not produce the desired investment results. Additionally, changes in the value of futures contracts may not track or correlate perfectly with the underlying index because of temporary, or even long-term, supply and demand imbalances and because futures do not pay dividends unlike the underlying securities upon which they are based.

Management of the Funds

Comment 39. Revise the penultimate paragraph in the subsection “Investment Adviser” to include conforming changes regarding recoupment of prior fee waivers.

Response. The last sentence of the paragraph cited has been revised in its entirety to read as follows:

Any deferral may be recouped by CLS from the applicable Fund within three years of when the amounts were deferred so long as such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund’s expense cap in place at the time such expenses were waived, and (ii) the Fund’s current expense cap at the time of recoupment.

Comment 40. Ensure that the disclosure regarding the biographies of the portfolio managers include work history for the past five years.

Response. The narrative biographical summaries for Mr. Smith and Mr. Lee are deleted and replaced with the following summaries:

Mr. Smith joined CLS in 2015 as a Senior Market Strategist. Prior to joining CLS, Mr. Smith worked at Russell Investments from 2007 through 2012, where he served as an analyst responsible for asset allocation research, portfolio construction, optimization design, and risk management research and Russell ETFs as Manager of ETF Product Research & Development, a role in which he developed quantitative indexing strategies implemented as ETFs.  In 2012 he joined Charles Schwab Investment Management as Senior Product Specialist for the Schwab ETF and Schwab Index mutual fund families until 2013.

Mr. Lee joined CLS in 2014 as an Investment Research Analyst. Prior to joining CLS, Mr. Lee worked as an analyst for Orion Advisor Services, an affiliate of CLS, from June 2012 to November 2014. Mr. Lee graduated from Creighton University in Omaha with a degree in Business Administration.

How to Redeem Shares

Comment 41. On page 41, the second paragraph of this section should include disclosure of the number of days the Funds typically expect to take to transmit redemption proceeds to

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shareholders, per Item 11(c)(7) of Form N-1A. If the Funds hold redemption proceeds pending clearance of a check from a shareholder that invested in the Funds via check and then redeemed their shares before that check cleared, disclose this fact.

Response. Registrant notes that the following disclosure, in the paragraph cited, states the number of days expected to transmit redemption proceeds:

We generally expect to send your redemption to you within seven days after we receive your redemption request to pay out redemption proceeds by check or electronic transfer.

In addition, the following disclosure has been added to the paragraph cited:

If you invest in a Fund and pay by check, and then submit a redemption request before that check cleared, the Fund will hold redemption proceeds until the clearance of the check.

Comment 42. On page 42, revise the disclosure on redemptions in-kind to discuss that securities received in-kind are subject to changes in value due to market movements, shareholders may incur taxable gains, and if the Funds may redeem with illiquid securities, that such securities may be difficult to sell.

Response. The paragraph cited has been revised in its entirety to read as follows:

Each Fund reserves the right to honor any request for redemption by making payment, in whole or in part, “in-kind” if the amount of such a request is large enough to affect operations (for example, if the request is greater than $250,000 or 1% of a Fund’s assets). This means that, in lieu of cash, a Fund may redeem payment by distributing portfolio securities that the Fund owns. In-kind distribution of portfolio securities are limited to securities that are traded on a public securities market or are limited to securities for which bid and asked prices are available. They are distributed to the redeeming shareholder based on a weighted-average pro-rata basis of a Fund’s holdings. If payment is made in securities, the applicable Fund will value the securities selected in the same manner in which it computes its NAV. This process minimizes the effect of large redemptions on a Fund and its remaining shareholders. An in-kind distribution of portfolio securities could include illiquid securities. Illiquid securities may not be able to be sold quickly or at a price that reflects full value, which could cause an investor to realize losses on the security if the security is sold at a price lower than that at which it had been valued. Investors may incur brokerage charges and other transaction costs in connection with the selling of the securities received as a payment in-kind. As with any redemption, a shareholder will bear taxes on any capital gains from the sale of a security redeemed in-kind. In addition, a shareholder will bear any market risks associated with the security until the security can be sold.

Comment 43. Also on page 42, revise the disclosure to discuss how securities are selected for in-kind redemptions (e.g., pro rata).

Response. See changes made in response to Comment 42.

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Financial Highlights

Comment 44. To avoid investor confusion, revise the lead-in paragraph in this section to disclose that the financial highlights for Class N shares is shown because Class T shares have not commenced operations.

Response. The following sentence has been added after the first sentence of the cited paragraph:

The financial highlights for Class N shares is shown below because Class T shares have not yet commenced operations.

Statement of Additional Information

Comment 45. With respect to the disclosure regarding securities lending and the reference to bank letters of credit as acceptable collateral, revise the disclosure to refer to irrevocable letters of credit issued by a bank that is not the Funds’ securities lending agent.

Response. The first sentence in the paragraph entitled “SECURITIES LENDING” is revised to read as follows (underlined portion added):

To generate additional income, each Fund may lend its portfolio securities to qualified banks, broker-dealers and financial institutions (referred to as “borrowers”), provided that: (i) the loan is continuously secured by collateral in cash, cash equivalents, irrevocable bank letters of credit (provided that any such letter is issued by a bank that is not the applicable Fund’s securities lending agent) or U.S. Government securities equal to at least 102% of the value of the loaned securities, and such collateral must be valued, or “marked to market,” daily (borrowers are required to furnish additional collateral to the Fund as necessary to fully cover their obligations); (ii) the loan may be recalled at any time by the Fund and the loaned securities be returned; (iii) the Fund will receive any interest, dividends or other distributions paid on the loaned securities; and (iv) the aggregate value of the loaned securities will not exceed 33 1/3% of the Fund’s total assets.

Comment 46. With respect to the disclosure on page 26 regarding swap agreements, if any of the Funds sell credit default swaps (“CDS”), disclose that the Funds will segregate liquid assets equal to the full notional value of the CDS to avoid senior security concerns.

Response. None of the Funds sell CDS.

Comment 47. On page 35, correct the reference to share ownership of the Trustees, which currently refers to ownership as of December 31, 2018.

Response. The sentenced cited has been revised to read as follows:

Information relating to share ownership by each Trustee of the Trust as of December 31, 2017 is set forth in the chart below:

October 23, 2018

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Comment 48. In the section “Control Persons and Principal Holders of Securities” to include information as of a date within 30 days of filing a revised SAI.

Response. The requested revision has been made.

Comment 49. Update the sentence on the top of page 39 stating that “[a]s of December 31, 2017, Trustees and Officers as a group owned less than 1% of shares of each Fund” to include information within 30 days of filing a revised SAI.

Response. The requested revision has been made.

Comment 50. Revise the last paragraph on page 40 of the SAI to include conforming changes regarding recoupment of prior fee waivers.

Response. The paragraphed cited has been revised in its entirety to read as follows:

The Adviser has contractually agreed to waive a portion of its management fee and reimburse expenses, other than expenses relating to dividends on short sales, interest expense, underlying fund fees and expenses, extraordinary or non-recurring expenses at least until October 31, 2019, so that total annual operating expenses for the Funds do not exceed the limits stated below, subject to possible recoupment from the Fund in future years on a rolling three year basis so long as such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund’s expense cap in place at the time such expenses were waived, and (ii) the Fund’s current expense cap at the time of recoupment.

Comment 51. Revise the disclosure in the section “DISTRIBUTION OF SHARES” to include what is required by Items 25(a)(3) and 25(b) of Form N-1A.

Response. The following disclosure has been added to the section entitled “DISTRIBUTION OF SHARES”:

The following chart shows the aggregate amount of underwriting commissions and the amount retained by the Distributor for the fiscal year ended April 30, 2016:

Fund	Underwriting Commissions	Amount Retained
CLS Global Diversified Equity Fund	$0	$0
CLS Growth and Income Fund	$0	$0
CLS International Equity Fund	$0	$0
CLS Flexible Income Fund	$0	$0

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CLS Global Aggressive Equity Fund	$0	$0
CLS Shelter Fund	$0	$0

The following chart shows the aggregate amount of underwriting commissions and the amount retained by the Distributor for the fiscal year ended April 30, 2017:

Fund	Underwriting Commissions	Amount Retained
CLS Global Diversified Equity Fund	$0	$0
CLS Growth and Income Fund	$0	$0
CLS International Equity Fund	$0	$0
CLS Flexible Income Fund	$0	$0
CLS Global Aggressive Equity Fund	$0	$0
CLS Shelter Fund	$0	$0

The following chart shows the aggregate amount of underwriting commissions and the amount retained by the Distributor for the fiscal year ended April 30, 2018:

Fund	Underwriting Commissions	Amount Retained
CLS Global Diversified Equity Fund	$0	$0
CLS Growth and Income Fund	$0	$0
CLS International Equity Fund	$0	$0
CLS Flexible Income Fund	$0	$0
CLS Global Aggressive Equity Fund	$0	$0
CLS Shelter Fund	$0	$0

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The following table represents all commissions and other compensation received by the Distributor, who is an affiliate of the Adviser and the Administrator, during the fiscal year ended April 30, 2018.

Fund	Net Underwriting Discounts and Commissions	Compensation on Redemptions and Repurchases	Brokerage Commissions	Other Compensation*
CLS Global Diversified Equity Fund	$0	$0	$0	$4,000
CLS Growth and Income Fund	$0	$0	$0	$4,000
CLS International Equity Fund	$0	$0	$0	$4,000
CLS Flexible Income Fund	$0	$0	$0	$4,000
CLS Global Aggressive Equity Fund	$0	$0	$0	$4,000
CLS Shelter Fund	$0	$0	$0	$4,000

*Represents the service fee under the agreement between the Trust and the Distributor.

Comment 52. With respect to the table on page 46 in the SAI regarding the share ownership of the portfolio managers in the Funds, revise the disclosure to include a date as of when the information is shown.

Response. The cited sentence has been modified as shown to read as follows:

The dollar range of equity securities beneficially owned by the portfolio managers in the Funds as of April 30, 2018 is as follows:

Comment 53. Revise the reference to the Shareholder Servicing Plan or confirm that the reference is accurate, as it also refers to Class N shares.

Response. The Registrant confirms that the reference to the Plan is accurate.

* * * * *

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If you have any questions, please call Craig Foster at (614) 469-3280 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Craig A. Foster

Craig A. Foster